UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ON ASSIGNMENT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

682159108

(CUSIP Number)

Brian J. Callaghan

Edwin A. Sheridan, IV

Jeffrey E. Veatch

Theodore S. Hanson

Randolph C. Blazer

4400 Cox Road, Suite 200

Glen Allen, Virginia 23060

(804) 237-8370

Copy to:

John Owen Gwathmey, Esq.

David I. Meyers, Esq.

Troutman Sanders LLP

Troutman Sanders Building

1001 Haxall Point

Richmond, Virginia 23219

(804) 697-1239

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682159108	Page 2 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Brian J. Callaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,730,230
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,730,230
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,730,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 682159108	Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Edwin A. Sheridan, IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,730,230
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,730,230
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,730,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 682159108	Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jeffrey E. Veatch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,730,230
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,730,230
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,730,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 682159108	Page 5 of 11

Item 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D (the “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of On Assignment, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 26745 Malibu Hills Road, Calabasas, California 91301.

Item 2.	Identity and Background.

(a) through (c) and (f) This statement is being filed by the individuals listed below (each a “Reporting Person” and, collectively, the “Reporting Persons”), each of whom is a citizen of the United States.

Name	Business Address	Present Principal Occupation and the Name, Principal Business and Address of Any Entity in which such Occupation is Conducted

Brian J. Callaghan	4400 Cox Road, Suite 200 Glenn Allen, Virginia 23060	Private Investor 4400 Cox Road, Suite 200 Glenn Allen, Virginia 23060

Edwin A. Sheridan, IV	211 N. Union Street, Suite 220 Alexandria, Virginia 22314	Private Investor 211 N. Union Street, Suite 220 Alexandria, Virginia 22314

Jeffrey E. Veatch	211 N. Union Street, Suite 220 Alexandria, Virginia 22314	Private Investor 211 N. Union Street, Suite 220 Alexandria, Virginia 22314

Theodore S. Hanson	4400 Cox Road, Suite 200 Glenn Allen, Virginia 23060	Chief Financial Officer Apex Systems, Inc. 26651 West Agoura Road Calabasas, CA 91302

Randolph C. Blazer	211 N. Union Street, Suite 220 Alexandria, Virginia 22314	President Apex Systems, Inc. 26651 West Agoura Road Calabasas, CA 91302

(d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 20, 2012, the Company entered into an Agreement of Merger, dated as of March 20, 2012 (the “Merger Agreement”), by and among the Company, OA Acquisition Corp., a Virginia corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), Apex Systems, Inc., a Virginia corporation (“Apex Systems”) and Jeffrey E. Veatch, as the representative of the shareholders of Apex Systems (the “Shareholder Representative). Additional information on the Merger Agreement and the transactions contemplated thereby is set forth in the Current Report on Form 8-K filed by the Company on March 26, 2012.

On May 15, 2012, pursuant to the Merger Agreement, Merger Sub was merged with and into Apex Systems, with Apex Systems surviving the merger and continuing as a wholly-owned subsidiary of the Company (the “Merger”). Pursuant to the Merger Agreement, the Company issued 14,304,528 shares of Common Stock to the holders of shares of Apex Systems common stock and options to purchase shares of common stock of Apex Systems immediately prior to the effective time of the Merger (“former Apex Systems shareholders”).

Additional information about the Merger, including a description of Apex Systems, the former Apex Systems shareholders from whom Apex Systems was acquired by the Company in the Merger and relationships between such shareholders and the Company and any of its officers, directors and/or affiliates, and other information, was filed previously in the Definitive Proxy Statement on Schedule 14A by the Company on April 13,

CUSIP No. 682159108	Page 6 of 11

2012, which was mailed to shareholders of the Company on or about April 16, 2012. Additional information on the closing of the Merger and the transactions contemplated thereby is set forth in the Current Report on Form 8-K filed by the Company on May 15, 2012.

On May 15, 2012, in connection with the consummation of the Merger, the Company issued an aggregate of 12,134,687 shares of Common Stock to the Reporting Persons, who were former Apex Systems shareholders, as part of the merger consideration as follows:

Name	Number of Shares of Common Stock Received
Brian J. Callaghan	3,730,230
Edwin A. Sheridan, IV	3,730,230
Jeffrey E. Veatch	3,730,230
Theodore S. Hanson	683,082
Randolph C. Blazer	260,915

The shares of Common Stock were issued to the Reporting Persons in exchange for their shares of Apex Systems common stock in the Merger. None of the Reporting Persons used any funds for the purchase of such shares of Common Stock received in the Merger.

Of the shares of Common Stock set forth in the table above, in connection with the closing of the Merger and in accordance with the Merger Agreement, each of the Reporting Persons deposited the following number of shares of Common Stock into an escrow account to be used, if necessary, for certain indemnification obligations and working capital adjustments:

Name	Number of Shares of Common Stock in Escrow
Brian J. Callaghan	291,874
Edwin A. Sheridan, IV	291,874
Jeffrey E. Veatch	291,874
Theodore S. Hanson	53,448
Randolph C. Blazer	20,134

To the extent that these shares of Company Common Stock are used to satisfy the obligations referred to above, such shares of Company Common Stock will be returned to the Company and will reduce the number of shares owned by the Reporting Persons.

The foregoing references to and description of the Merger Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement, which is included as Exhibit 1 hereto and is incorporated by reference to this Item 3.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 are incorporated herein by reference.

Investor Rights Agreement

On May 15, 2012, in connection with the closing of the Merger, the Company entered into an Investor Rights Agreement, dated as of May 15, 2012 (the “Investor Rights Agreement”), with the Shareholder Representative and the former Apex Systems shareholders and option holders. The Investor Rights Agreement imposes certain restrictions on, and provides certain rights to, the former Apex Systems shareholders and option holders, in particular with respect to the shares of Common Stock they received in connection with the Merger.

The Investor Rights Agreement provides that the Shareholder Representative will have the right to designate two nominees for election to the board of directors of the Company (the “Board”) for so long as Brian J. Callaghan, Edwin A. Sheridan, IV and Jeffrey E. Veatch ( the “Founders”) own in the aggregate at least 17% of the outstanding shares of Company Common Stock and one nominee if the Founders own in the aggregate less than 17% but more than 10% of the outstanding shares of Company Common Stock; provided that if the former Apex Systems shareholders collectively sell more than 5,000,000 shares of Company Common Stock pursuant to the initial registration described below, then the 17% referred to in this paragraph will be reduced to a percentage equal to the percentage of the outstanding shares of Company Common Stock held in the aggregate by the Founders upon the closing of the sale of shares of Company Common Stock pursuant to the initial registration minus 0.5%. The

CUSIP No. 682159108	Page 7 of 11

remaining members of the Board will be nominated by the Nominating and Corporate Governance Committee of the Board. At each meeting of Company shareholders following the completion of the Merger at which directors of the Company are to be elected, the Company has agreed to nominate for election to the Board and recommend that the shareholders elect to the Board each of the Shareholder Representative’s designees, subject to certain limitations to comply with law or if a nominee is deemed to be unfit to serve as a director of a publicly traded company or otherwise does not meet applicable eligibility criteria in any material respect.

In connection with the closing of the Merger and as contemplated by the Investor Rights Agreement the Shareholder Representative designated Brian J. Callaghan and Edwin A. Sheridan, IV as nominees to the Board and Jeffrey E. Veatch as the Non Executive Observer to the Board. Effective upon the closing of the Merger on May 15, 2012, Mr. Callaghan and Mr. Sheridan were appointed as new Class III members of the Board, with terms expiring at the annual meeting of the shareholders of the Company to be held in 2013.

Pursuant to the Investor Rights Agreement, the Apex Systems shareholders who became Company shareholders pursuant to the Merger have certain registration rights with respect to the shares of Company Common Stock acquired pursuant to the Merger. Subject to certain exceptions, within 45 days of the closing of the Merger, the Company will use its reasonable best efforts to effect, as soon as reasonably possible, the registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to an underwritten offering under a shelf registration statement, of the shares of Company Common Stock issued to certain former Apex Systems shareholders in connection with the Merger. Following the six-month anniversary of the closing or withdrawal of the initial registration, any of the Founders may require the Company to register shares of Company Common Stock issued to the Apex Systems shareholders in connection with the Merger for resale under the Securities Act in an underwritten offering or pursuant to block trades. The Founders may exercise this demand registration right on up to three occasions. These demand registration rights will be subject to customary conditions and limitations. In addition, if the Company proposes to register any securities under the Securities Act, each Apex Systems shareholder who became a Company shareholder pursuant to the Merger must receive notice of the registration and may include its shares of Company Common Stock in the registration. These “piggyback registration” rights are subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and the Company’s right not to effect a requested registration.

On May 22, 2012, the Company filed a resale shelf registration statement that covers the resale of the shares of Company Common Stock received by the Reporting Persons and certain former Apex Systems shareholders in the Merger.

From the date of the closing of the Merger to the third anniversary of the closing of the Merger, the Founders may not transfer their shares of Company Common Stock without the written consent of the Company; provided that if the Founders are in breach of their non-competition agreements with the Company during such period, then the end of the lockup period for such Founder will be extended to the third anniversary of the last such breach under the non-competition agreement. So long as a Founder has not breached his non-competition agreement with the Company, the Founder may transfer (a) shares of Company Common Stock in a registration effected in accordance with the Investor Rights Agreement, (b) shares of Company Common Stock to certain permitted transferees, provided that certain conditions are satisfied, or (c) up to $7.0 million of shares of Company Common Stock per year pursuant to a Rule 10b5-1 plan to be established by such Founder.

In addition, without the Company’s prior written consent, Randolph C. Blazer and Theodore S. Hanson (“Senior Executive Holders”) are not permitted to Transfer any shares of Company Common Stock during the period commencing on the closing of the Merger and ending on the third anniversary of the closing of the Merger. In the event that a Senior Executive Holder’s employment with the Company or its subsidiaries terminates for any reason at any time during the three-year period, then the end of lockup period will be extended to the date that is the third anniversary of the date of the termination. Also, if a Senior Executive Holder is in breach of his non-competition agreement with the Company at any time during the three-year period, then the end of lockup period for such Senior Executive Holder will be extended to the date that is the third anniversary of the last breach. So long as a Senior Executive Holder has not breached his non-competition agreement with the Company,

•

pursuant to the initial registration effected in accordance with the Investor Rights Agreement, a Senior Executive Founder may transfer up to a number of shares of Company Common Stock equal to 30% of the shares of Company Common Stock issued to such Senior Executive Holder pursuant to the Merger Agreement;

CUSIP No. 682159108	Page 8 of 11

•

after the closing or withdrawal of the initial registration effected in accordance with the Investor Rights Agreement, a Senior Executive Holder may transfer up to a number of shares of Company Common Stock issued to the Senior Executive Holder pursuant to the Merger Agreement equal to (A) one-third of such shares of Company Common Stock after the first anniversary of the closing of the Merger, (B) two-thirds of such shares of Company Common Stock after the second anniversary of the closing of the Merger and (C) all of such shares of Company Common Stock after the third anniversary of the closing of the Merger; and

•	a Senior Executive Holder may transfer shares of Company Common Stock to certain permitted transferees provided that certain conditions are satisfied.

The Founders will vote all of their shares of Company Common Stock in support of the Board Directors. In addition, on all other matters to be voted on by shareholders of the Company for the first 12 months after the closing of the Merger, the Founders will vote their shares of Company Common Stock in accordance with the recommendations of the Board or, in the absence of such a recommendation, in the same proportions as all other shares of Company Common Stock that are voted on such matter. The Founders will also be present, in person or by proxy, at all meetings of the shareholders of the Company so that all such shares owned by the Founders may be counted for the purpose of determining the presence of a quorum at such meetings. These restrictions on voting will remain in effect until the date on which the Founders own less than 10.0% of the outstanding shares of Company Common Stock.

So long as the Founders hold greater than 10% of the outstanding shares of Company Common Stock, the Shareholder Representative will have the right to appoint to the Board three observers, who must be reasonably acceptable to the Company. At any time the Shareholder Representative is entitled to designate only one person for nomination for election to the Board, then the observers must include two of the Founders designated by the Shareholder Representative (any such Founder, a “non-executive observer”). Following the Merger, the initial observers are Randolph C. Blazer and Theodore S. Hanson, and Jeffrey E. Veatch is the non-executive observer. Each observer will be able to attend all meetings of the Board, subject to certain restrictions as set forth in the Investor Rights Agreement.

The foregoing references to and description of the Investor Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investor Rights Agreement, which is included as Exhibit 2 hereto and is incorporated by reference to this Item 4.

The Reporting Persons acquired the shares of Company Common Stock in the Merger for investment purposes. Subject to the Investor Rights Agreement, the Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire other shares of Company Common Stock. Subject to the Investor Rights Agreement, the Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Company Common Stock which they now own or may hereafter acquire from the Company.

Except as described herein, as of the date of this Schedule 13D, and consistent with their positions as officers, directors, Board observers, advisors and consultants of the Company, as the case may be, each of the Reporting Persons has no present plans or proposals which would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

CUSIP No. 682159108	Page 9 of 11

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) – (b)

The percentage ownership is calculated based on 37,621,871 shares of common stock issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 9, 2012, increased by the aggregate number of shares of common stock of the Company issued upon the completion of the Merger (14,304,528 shares).

Reporting Person	Amount Beneficially Owned		Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition

Brian J. Callaghan	3,730,230		7.2%	3,730,230	0	3,730,230	0

Edwin A. Sheridan, IV	3,730,230		7.2%	3,730,230	0	3,730,230	0

Jeffrey E. Veatch	3,730,230		7.2%	3,730,230	0	3,730,230	0

Theodore S. Hanson	683,082	(1)	1.3%	683,082	0	683,082	0

Randolph C. Blazer	260,915	(2)	0.5%	260,915	0	260,915	0

(1)	Does not include (i) 19,737 restricted stock units, granted on May 15, 2012, which vest and become exercisable in equal annual installments over a three-year period on the first three anniversaries of the grant date subject to Mr. Hanson’s continued employment or service relationship with the Company on each of the vesting dates and (ii) 13,158 restricted stock units which vest and become exercisable in equal annual installments over a three-year period on the first three anniversaries of the grant date subject to meeting certain performance goals.
(2)	Does not include (i) 19,737 restricted stock units granted on May 15, 2012, which vest and become exercisable in equal annual installments over a three-year period on the first three anniversaries of the grant date subject to Mr. Blazer’s continued employment or service relationship with the Company on each of the vesting dates and (ii) 13,158 restricted stock units which vest and become exercisable in equal annual installments over a three-year period on the first three anniversaries of the grant date subject to meeting certain performance goals.

The Reporting Persons may be deemed to constitute a “group” as such term is defined in Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. The Reporting Persons, as a group, are the beneficial owner of 12,134,687 shares of the Company’s Common Stock, or approximately 23.4% of the Company’s outstanding Common Stock. Each of the Reporting Persons has sole voting and dispositive power over his respective shares, as described above.

(c)	Other than as described in this Schedule 13D or as set forth below, the Reporting Persons have not effected any transactions in the shares of Common Stock during the past 60 days:

•

Theodore S. Hanson in connection with being appointed Chief Financial Officer of Apex Systems, Inc. following completion of the Merger, received (i) 19,737 restricted stock units which vest and become exercisable in equal annual installments over a three-year period on the first three anniversaries of the grant date subject to Mr. Hanson’s continued employment or service relationship with the issuer on each of the vesting dates and (ii) 13,158 restricted stock units which vest and become exercisable in equal annual installments over a three-year period on the first three anniversaries of the grant date subject to meeting certain performance goals.

CUSIP No. 682159108	Page 10 of 11

•

Randolph C. Blazer in connection with being appointed President of Apex Systems, Inc. following completion of the Merger, received (i) 19,737 restricted stock units which vest and become exercisable in equal annual installments over a three-year period on the first three anniversaries of the grant date subject to Mr. Hanson’s continued employment or service relationship with the issuer on each of the vesting dates and (ii) 13,158 restricted stock units which vest and become exercisable in equal annual installments over a three-year period on the first three anniversaries of the grant date subject to meeting certain performance goals.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons response to Items 3 and 4 are incorporated by reference herein. In addition, each of the Reporting Persons is a party to the Joint Filing Agreement, which is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1	Agreement of Merger, dated as of March 20, 2012, by and among On Assignment, Inc., Apex Systems, Inc., OA Acquisition Corp. and Jeffrey E. Veatch as the shareholder representative (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on March 26, 2012, and incorporated herein by reference).

2	Investor Rights Agreement, dated as of May 15, 2012, by and among On Assignment, Inc., Jeffrey E. Veatch as the shareholder representative, and the former shareholders and certain former option holders of Apex Systems, Inc. (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 15, 2012, and incorporated herein by reference).

3	Joint Filing Agreement, dated May 25, 2012, among the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2012

By:	/s/ Brian J. Callaghan
Brian J. Callaghan

By:	/s/ Edwin A. Sheridan, IV
Edwin A. Sheridan, IV

By:	/s/ Jeffrey E. Veatch
Jeffrey E. Veatch

By:	/s/ Theodore S. Hanson
Theodore S. Hanson

By:	/s/ Randolph C. Blazer
Randolph C. Blazer

Exhibit 1

EXHIBIT 1: Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, par value $0.01 per share, of On Assignment, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page 1 of 1

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 24th day of May, 2012.

By:	/s/ Brian J. Callaghan
Brian J. Callaghan

By:	/s/ Edwin A. Sheridan, IV
Edwin A. Sheridan, IV

By:	/s/ Jeffrey E. Veatch
Jeffrey E. Veatch

By:	/s/ Theodore S. Hanson
Theodore S. Hanson

By:	/s/ Randolph C. Blazer
Randolph C. Blazer